EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-158097 on Form S-3 and Registration Statement No. 333-144315 on Form S-8 of our report dated March 11, 2010, relating to the consolidated financial statements and financial statement schedule of Spectra Energy Partners, LP (which report expresses an unqualified opinion and includes explanatory paragraphs referring to the preparation of the portions of the Spectra Energy Partners, LP consolidated financial statements attributable to operations contributed by or purchased from Spectra Energy Corp from the separate records maintained by Spectra Energy Capital, LLC) and the effectiveness of Spectra Energy Partners, LP’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of Spectra Energy Partners, LP for the year ended December 31, 2009.

/s/ Deloitte & Touche LLP

Houston, Texas

March 11, 2010